Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2020

Delivering on our commitment to shareholders with two transformative transactions

Iain Ross, CEO, Golar LNG, said:

“Golar is pleased to report Q4 total operating revenues of $118.7 million, adjusted EBITDA1 of $78.0 million and net income of $9.5 million, driven by another quarter of uninterrupted commercial uptime in FLNG and a Q4 Adjusted TCE1 for the shipping fleet at $51,800 per day.

Previously announced sales of Hygo Energy Transition Ltd. (“Hygo”) and Golar LNG Partners LP (“Golar Partners” or “the Partnership”) to New Fortress Energy Inc. (“NFE”), in transactions with a combined enterprise value of approximately $5 billion, deliver on Golar's commitment to simplify its corporate structure and crystallize value to Golar shareholders. The combination of NFE, Hygo and Golar Partners will also create the leading LNG downstream distribution company. Golar's combined net proceeds of 18.6 million Class A shares in NFE and $131 million in cash, will, together with the $100.3 million of equity raised in December, significantly strengthen Golar's balance sheet.

The successful delivery of the FSRU LNG Croatia (formerly Golar Viking) to LNG Hrvatska d.o.o. (“LNG Hrvatska”) released a further $51.7 million of liquidity between December 2020 and Q1 2021. This project was completed on time, on budget and in spite of significant COVID related constraints and is a credit to Golar's project and operations teams.”

Financial Summary

(in thousands of $)	Q4 2020	Q4 2019	% Change	YTD 2020	YTD 2019	% Change

Total operating revenues	118,684	139,048	(15)%	438,637	448,750	(2)%
Adjusted EBITDA[1]	78,031	93,388	(16)%	278,676	254,880	9%
Operating income	45,505	68,896	(34)%	125,653	60,659	107%
Net income/(loss) attributable to Golar LNG Ltd	9,456	24,768	(62)%	(272,227)	(211,956)	28%
Dividend per share	—	—	—%	—	0.150	100%
Adjusted net debt[1]	2,418,770	2,474,947	(2)%	2,418,770	2,474,947	(2)%

Q4 highlights and recent events

Financial:

•	$75 million drawn down against FLNG Gimi debt facility. Total of $300 million drawn down as at December 31, 2020.
•	Golar Seal financing extended to January 2022.
•	Raised $100.3 million net proceeds from a public follow-on offering of 12,067,789 common shares.
•	Executed a new $100 million credit facility backed by Hygo shareholding (will be transferred to NFE shareholding post closing of Hygo and NFE transaction).

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•	Repaid $150 million facility secured by Hygo shareholding and $30 million margin loan secured by Golar Partners shareholding.
•	Sold the FSRU LNG Croatia (formerly Golar Viking) to LNG Hrvatska releasing $51.7 million of liquidity between December 2020 and Q1 2021.
•	Entered into separate and independent merger agreements for the proposed sale of both Hygo and Golar's interest in Golar Partners to NFE. Golar to receive a total of $131 million of cash and 18.6 million Class A shares in NFE in combined merger consideration upon closing of both transactions, expected within 1H 2021.
•	18.6 million Class A NFE shares valued at $910 million as of February 24, 2021, the equivalent of $8.28 per Golar LNG share.
•	On February 24, 2021, the Partnership's common unit holders voted to approve the proposed merger agreement with NFE.
•	Share buyback program of up to $50 million of Golar's common stock approved by the Board.

Shipping:

•	Q4 2020 average daily Time Charter Equivalent (“TCE”)[1] earnings of $48,800 for the fleet.
•	Shipping results adversely impacted by: (i) waiting time ahead of longer-term charters, and (ii) a mechanical failure that reduced one spot vessel's ability to capitalize on the stronger winter shipping market.
•	Inclusive of loss of hire insurance proceeds receivable in respect of the above-mentioned vessel, an adjusted Q4 TCE[1] of $51,800 was achieved for the fleet. The TFDE adjusted TCE[1] for the quarter was $54,100.
•	Utilization at 77%, down on the 80% achieved in Q3 2020 and the 90% realized in Q4 2019.
•	Inclusive of days covered by loss of hire insurance, Q4 2020 adjusted utilization was 82%.
•	Revenue backlog[1] of $193 million as at December 31, 2020.
•	Approximately 77% of 2021 available days covered by charter contracts.
•	Downside risk, particularly through seasonally weak spring and summer months materially reduced through charters that secure increased utilization and fixed rate coverage.

FLNG:

•	FLNG Hilli Episeyo off-loaded its 52nd cargo, with 100% commercial uptime maintained.
•	Executed additional documentation required to remove cap on gas reserves available for future liquefaction by FLNG Hilli Episeyo.
•	Invoiced Hilli Episeyo charterer an additional $8.0 million for 2019 and 2020 overproduction.
•	Constructive discussions ongoing with customer on proving up additional reserves and increasing utilization of Hilli Episeyo.
•	FLNG Gimi conversion project on track and on budget.
•	Continued to refine Mark III 3.5 - 5.0mtpa designs with Korean yard to develop position on the healthy pipeline of new FLNG opportunities.
•	Designs for smaller units with a shorter lead time to production also being explored.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Hygo Energy Transition Ltd:

•	Golar and Stonepeak Infrastructure Partners entered into a merger agreement for the proposed sale of 100% of Hygo to NFE.
•	Pursuant to the transaction, Golar will receive 18.6 million NFE Class A shares and $50 million in cash for its 50% shareholding in Hygo.
•	The transaction represents a Hygo common equity value of approximately $2 billion, in line with contemplated Hygo IPO valuation expectations.
•	Completion of the transaction is subject to the receipt of certain approvals and third-party consents and the satisfaction of other customary closing conditions.
•	After completion, Golar will have a ~9% shareholding in NFE, a larger and more diversified LNG downstream business with significant growth prospects, spurred by a strong business pipeline and access to attractive financing.

Outlook

LNG Shipping:

We expect the Q1 2021 fleet TCE1 to be around $60,000 per day, with utilization of around 90% based on fixtures to date and prevailing spot market conditions. Despite the record spot rates recorded by the market in January, Golar's shipping strategy will continue to prioritize longer term utilization over short-term opportunities. Approximately 77% of 2021 available days are now covered. We do retain some exposure to seasonal and other potential upside by virtue of some index linked charters and spot availability within our shipping portfolio.

FLNG:

We will continue to focus on Hilli Episeyo operations and will pursue our dialogue with Perenco and SNH on potential solutions to prove up more reserves and increase throughput of the vessel. A conditional agreement with Perenco has been entered into that may allow for a drilling campaign to commence within Q1 2021. If drilling were to commence before the end of Q1 2021, additional throughput could commence in 2022. With Brent oil prices having recently exceeded $60, additional Brent linked operating cashflow can also be expected under the terms of the current contract.

On Gimi, our project focus is in Singapore on conversion productivity whilst complying with safe working under COVID-19 restrictions. The project remains on schedule, on budget and the 5th dry dock is on track to commence in Q1 2021.

We will continue to work with development opportunities for new FLNG projects utilizing both Mk I conversion and Mk III new build technologies. Smaller capacity solutions based on modular production technology that offer the prospect of a significantly shorter lead time to first production will also be explored further.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Following the re-emergence of strong returns in the upstream segment Golar will revisit opportunities to use its unique FLNG technology and operational experience to increase its potential upstream exposure. This can be achieved by virtue of the current Hilli oil price kicker or by more direct exposure. The target remains to capture more of the spread between well and wire and the strategy is in line with that articulated when OneLNG was established with Schlumberger in 2016. The collapse in oil and gas prices at that time caused Golar to focus on the build out of its downstream business which has now been successfully established following the proposed merger with NFE.

Corporate:

The entry into merger agreements resulting in the eventual sales of Hygo and Golar Partners to NFE represent significant steps toward simplifying the group structure, crystallizing value and strengthening the balance sheet. With $128 million of unrestricted cash on hand as at December 31, 2020, a further $37 million released from the sale of the LNG Croatia in Q1 2021 and $131 million of cash proceeds expected upon closing of the proposed sales of Hygo and Golar Partners, Golar's balance sheet will be significantly strengthened. Together with the 18.6 million NFE shares with a market value of $910 million as of February 24, 2021, Golar is now well-positioned to refinance the 2022 maturing convertible bond, complete all project CAPEX obligations, and target attractive growth prospects. The Golar Board does not intend to create a long-term holding company of other publicly traded entities. The Board will therefore focus on solutions that give shareholders direct exposure to the underlying assets and thereby minimize any holding company discounts.

In order to capture the significant discount to book value/underlying value, Golar will also explore opportunities to separate the FLNG business. With a unique fast-track, low cost technical LNG production platform, $3.4 billion (Golar share) in contract earnings backlog1, and attractive growth prospects, the Board is of the opinion that there is also significant hidden value in this business segment.

Supported by increased financial flexibility following the proposed NFE transactions and a continuing disparity between the share price and the underlying value of the business, the Board has approved a share buyback program of up to $50 million of the Company’s common stock. After expiry of the 90 day lock-up period for the NFE Class A shares to be received upon consummation of the merger agreement for the proposed sale of Hygo, the Board will revert with a plan for how the value of this investment can best be transferred to Golar shareholders, either directly and or indirectly. The Board of Golar sees significant strategic upside in the NFE business, particularly as the company has taken a leading role in the global downstream distribution of LNG, supported by strong long-term cash flow contracts.

Driven by a stronger performance of the shipping fleet and consistent operations from FLNG Hilli Episeyo, Golar's expects a solid improvement in Q1 results relative to Q4. Influenced by a potential $773 million illustrative gain on disposals1 of Hygo and Golar Partners to NFE, results for 1H 2021 are also expected to be materially ahead of prior periods.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Financial Review

Business Performance:

	2020
	Oct-Dec				Jul-Sep
(in thousands)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	50,727	62,489	5,468	118,684	35,582	54,524	5,046	95,152
Vessel operating expenses	(14,629)	(11,677)	89	(26,217)	(14,899)	(13,459)	125	(28,233)
Voyage, charterhire & commission expenses	(5,792)	—	—	(5,792)	(476)	—	—	(476)
Administrative expenses	(795)	(871)	(6,921)	(8,587)	(436)	(203)	(7,350)	(7,989)
Project development expenses	(8)	(1,363)	(1,416)	(2,787)	(39)	(31)	(1,097)	(1,167)
Realized gain on oil derivative instrument(2)	—	—	—	—	—	—	—	—
Other operating income	2,730	—	—	2,730	—	—	—	—
Adjusted EBITDA(1)	32,233	48,578	(2,780)	78,031	19,732	40,831	(3,276)	57,287

	2019
	Oct-Dec
(in thousands)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	78,575	54,524	5,949	139,048
Vessel operating expenses	(16,518)	(14,537)	228	(30,827)
Voyage, charterhire & commission expenses	(2,311)	—	—	(2,311)
Administrative expenses	(685)	(803)	(10,346)	(11,834)
Project development expenses	(258)	(3,029)	254	(3,033)
Realized gain on oil derivative instrument(2)	—	1,110	—	1,110
Other operating income	1,235	—	—	1,235
Adjusted EBITDA(1)	60,038	37,265	(3,915)	93,388

(2) The line item "Realized and unrealized gain /(loss) on oil derivative instrument" in the Condensed Consolidated Statements of Income/(Loss) relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement is split into, "Realized gain on oil derivative instrument" and "Unrealized loss on oil derivative instrument". The unrealized component represents a mark-to-market loss of $5.7 million (September 30, 2020: $0.2 million gain and December 31, 2019: $4.3 million) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $nil (September 30, 2020: $nil and December 31, 2019: $1.1 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash.

To align our reportable segments and more clearly show the performance of shipping as a standalone business, Golar has separated other operations which include management and administrative services and labelled this segment “Corporate and other”.

Golar reports today Q4 operating income of $45.5 million compared to operating income of $30.6 million in Q3.

Total operating revenues increased 25% from $95.2 million in Q3 to $118.7 million in Q4, partially mitigated by an increase in voyage, charter hire and commission expenses, from $0.5 million in Q3 to $5.8 million in Q4. Of the $23.5 million increase in total operating revenues, $15.1 million was attributable to an improved shipping performance. The remainder of the increase is mainly due to billing for 2019-2020 overproduction by FLNG Hilli Episeyo.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Revenue from shipping, net of voyage, charterhire and commission expenses was $44.9 million and increased by $9.8 million from $35.1 million in Q3. The quarter began with quoted TFDE1 carrier headline spot rates at around $59,000 per day and ended with rates at around $160,000 per day. The earlier commitment of a significant portion of the fleet to term contracts in accordance with a utilization focused strategy, a cap on the rate receivable for some of the index linked charters and a mechanical issue with one of the remaining spot vessels limited Golar's exposure to the higher spot rates observed later in the quarter. Full fleet TCE1 earnings increased from $39,100 in Q3 2020 to $48,800 in Q4 2020 but decreased relative to the $77,000 achieved in Q4 2019. Inclusive of loss of hire income receivable, Golar's Q4 Adjusted TCE1 was $51,800, in line with prior guidance.

Operating revenues from FLNG Hilli Episeyo, including base tolling fees and amortization of pre-acceptance amounts recognized, increased from $54.5 million in Q3 to $62.5 million in Q4. Billing for 2019 and 2020 overproduction of $5.1 million and $2.9 million respectively, accounts for the increase in Q4.

Reduced crew costs for FLNG Hilli Episeyo contributed to a $2.0 million reduction in vessel operating expenses from $28.2 million in Q3 to $26.2 million in Q4. Project development expenses increased from $1.2 million in Q3 to $2.8 million in Q4. FLNG feed costs and expenses in connection with the proposed NFE transactions account for most of the $1.6 million increase.

A loss of hire claim in respect of the aforementioned mechanical failure on board one of the carriers accounts for the $2.7 million other operating income in Q4.

Having completed the conversion and sale of the FSRU LNG Croatia (formerly Golar Viking) to LNG Hrvatska on December 23, a gain on sale of $5.7 million was recognized in other non-operating income.

Depreciation and amortization, at $26.8 million was in line with the prior quarter.

Net Income Summary:

	2020
(in thousands of $)	Oct-Dec	Jul-Sep
Operating income	45,505	30,632
Other non-operating income	5,682	—
Interest income	140	29
Interest expense	(15,217)	(16,093)
Gains/(losses) on derivative instruments	2,120	(4,686)
Other financial items, net	(3,538)	1,997
Income taxes	(383)	(216)
Equity in net earnings/(losses) of affiliates	5,663	(3,559)
Net income attributable to non-controlling interests	(30,516)	(29,906)
Net income/(loss) attributable to Golar LNG Limited	9,456	(21,802)

In Q4 the group generated $9.5 million of net income, compared to a Q3 net loss of $21.8 million. Key items contributing to this are:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•	A $2.1 million Q4 gain on derivative instruments compared to a $4.7 million loss in Q3, mainly due to an increase in LIBOR rates and the impact this has on the Company's fixed interest rate swaps.
•	Other financial items of $3.5 million reflecting non-cash foreign exchange losses on FSRU LNG Croatia related swaps and various other retranslations.
•	The $5.7 million of equity in net income of affiliates primarily comprises the following:

▪	$0.2 million net income in respect of Golar's 50% share in Hygo; and

▪	$5.7 million net income in respect of Golar's 32% share in Golar Partners.

Net losses attributable to non-controlling interests relate to the Hilli Episeyo, the Gimi and the finance lease lessor VIEs.

Financing and Liquidity:

Our cash position as at December 31, 2020 was $316.1 million. This was made up of $127.7 million of unrestricted cash and $188.4 million of restricted cash. Restricted cash includes $62.1 million relating to lessor-owned VIEs, $36.7 million in escrow for the LNG Croatia, subsequently released in January 2021, and $77.2 million relating to the Hilli Episeyo Letter of Credit, of which $15.2 million has been classified as short-term and is expected to be released to free cash in Q2 2021.

In early December Golar took steps to strengthen its balance sheet through a registered equity offering of 12,067,789 shares of its common stock. The issue price was $8.75 per share. Using a new $100 million credit facility secured by its interest in Hygo and the $100.3 million net proceeds of the equity offering, Golar then repaid the $150 million term loan facility secured by its interest in Hygo and the $30 million margin loan secured by its interest in Golar Partners. The new $100 million credit facility will continue to be secured by Golar's interest in Hygo until the proposed sale to NFE closes, with Golar's interest in NFE becoming security for the facility thereafter. The Company is seeking alternative medium term financing of this position which will likely lead to a lower funding cost and the release of a significant portion of the existing collateral position.

In late December the LNG Croatia was accepted by customer LNG Hrvatska. Around $51.7 million of cash was released to Golar between December 2020 and Q1 2021 after completion of the sale and repayment of the vessel debt facility. This includes €30 million Euros, equivalent to approximately $36.7 million USD that was classified as restricted cash as at December 31, 2020.

Relative to the position on September 30, 2020 the above steps have reduced outstanding contractual debt by around $193 million and strengthened the Company's unrestricted cash position.

Subject to closing, the proposed merger agreements entered into with NFE that were announced on January 13, 2021 are expected to further enhance the Company's already strengthened balance sheet with the addition of a further $131 million of cash. Notable cash injections expected in 1H 2021 are summarized as follows:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

(in millions of $)
Opening unrestricted cash balance	127.7
LNG Croatia escrow cash released	36.7
Cash merger consideration - Hygo transaction	50.0
Cash merger consideration - Golar Partners transaction	80.8
Release of Hilli LC	15.2
TOTAL	310.4

Drawdowns against the FLNG Gimi debt facility are expected to cover 60% of milestone payments during 2021. The current $700 million debt facility is supported by a 20 year lease and operate agreement with BP with an estimated annual EBITDA1 of $215 million. To optimize project returns Golar will look to explore more attractive ways to finance this unit that could eliminate or materially reduce the additional equity injections required from the Company prior to project commencement.

Inclusive of $7.8 million of capitalized interest, $59.6 million was invested in FLNG Gimi during the quarter, taking the total invested as at December 31, 2020 to $658.2 million. Of this, $300.0 million, inclusive of $75 million drawn in Q4, had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are shown on a 100% basis.

Based on the closing share price on 24 February 2021, Golar's future interest in NFE's Class A shares to be received on consummation of the Hygo transaction would be valued at $910 million. This leaves significant scope to upsize the $100 million credit facility to address any unfunded portion of the 2022 convertible bond as well as the opportunity to dividend a material portion of the holding directly to Golar shareholders.

Included within the $1,008.0 million current portion of long-term debt and short-term debt as at December 31, is $891.2 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with nine sale and leaseback financed vessels, including the Hilli Episeyo.

Corporate and Other Matters:

As at December 31, 2020, there were 109.9 million shares outstanding. There were also 1.8 million outstanding stock options with an average price of $24.62 and 0.9 million unvested restricted stock units awarded.

On December 9, 2020, the putative class action lawsuit filed against Golar, its CEO and the former CEO of Hygo, was dismissed. The Court therefore ordered that the case be terminated.

In connection with the merger agreement for the proposed sale of Golar Partners to NFE, a Special Meeting of the Partnership's common unitholders voted to approve the proposed sale on February 24. Work to satisfy other closing conditions and to obtain remaining regulatory approvals and third-party consents for both transactions continues. The two transactions are independent of each other and will likely close at different times, although both are expected to close within 1H 2021.

Commercial Review

LNG Shipping:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

The quarter commenced with JKM at around $5.15/mmbtu and quoted TFDE headline spot rates of around $59,000 per day. The rapid ramping up of US export capacity in October following earlier hurricane related interruptions was met by strong winter demand in key Asian markets. Multiple and significant additional supply outages elsewhere added upward pressure to LNG prices and widened regional price differentials, pulling more Atlantic LNG to markets in the Far East. As ton miles increased and carrier availability decreased, rates responded with TFDE spot rates reaching $100,000 per day by late October. Increasing use of European reloads and significant congestion at the Panama Canal added further upward pressure to ton miles as 10 day transit delays sent more vessels around the Cape. Particularly cold weather in Asia, a shortage of cargoes in the East, US facilities producing above nameplate capacity to compensate for further supply outages elsewhere, and a lack of available vessels then sent both LNG prices and shipping rates on a path to record levels. The quarter ended with JKM at around $15.10/mmbtu and quoted TFDE headline spot rates of around $160,000 per day. Despite the significant increase in spot rates, term charter rates remained broadly unchanged.

Freezing temperatures and low inventories in key Asian markets saw 2021 begin with a shortage of prompt available ships resulting in a handful of February US cargos being cancelled. By the second week of January both JKM and carrier spot rates briefly reached record levels, at $32.50 and in excess of $250,000 per day respectively, only to decline just as rapidly in the second half of January. The arbitrage window between the US and Asia, which had been the main driver for carrier spot rates, had closed by early February and spot rates dropped below $100,000 per day. Despite having previously fixed a number of vessels on term charters, Golar did manage to execute a couple of higher rate spot fixtures in Q1. The Company remains focused on performing well during the seasonally weaker second and third quarters. Based on fixtures to date Golar currently expects Q1 fleet utilization of around 90% and a TCE1 of around $60,000 per day. Revenue backlog1 from shipping fixtures to date amounts to $193 million as at December 31, with around 77% of available 2021 trading days covered by charter. TFDE spot rates as of 24 February stood at $45,000 per day.

FLNG:

FLNG Hilli Episeyo maintained its unbroken record of 100% commercial uptime during the quarter and continues to reliably deliver quarterly LNG tolling revenues. Revenue in respect of excess LNG produced in 2019 and 2020 was also recognized during the quarter. This amounted to an additional $8 million, 87% of which is for Golar’s account. Upon final signature by SNH and effectiveness of the tolling agreement amendment that removes the cap on gas reserves available for liquefaction, any LNG overproduced in the years ahead will be invoiced in Q1 each year following the year in question. During January FLNG Hilli Episeyo achieved another milestone, the production of its 7 millionth cubic meter of LNG and export of its 50th cargo. The vessel continues to maintain 100% commercial uptime and most recently exported its 52nd cargo. We also continue our work with Perenco and SNH on potential solutions to prove up more reserves and increase throughput on the vessel. Should these discussions be concluded successfully, there will likely be a new risk aligned tariff payment for the additional volumes. Dependent on commercial agreement between Golar, Perenco, SNH and the current T1&2 offtaker, a conditionally agreed drilling campaign between Golar and Perenco to prove up additional reserves is planned for March/April 2021.

The Brent Oil linked component of Hilli Episeyo's fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. Having recently exceeded $60 per barrel, Golar can expect to receive additional earnings if the current strengthening is maintained.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

In excess of 7 million man-hours have been worked on FLNG Gimi with around 2,500 yard workers currently allocated to the conversion, all working in a COVID safe environment. The vessel completed its fourth drydock in January when the first sections of its prefabricated sponsons were fitted. The aft utility module that houses its control room is now in place and the vessel is on target to enter its fifth drydock later in the quarter where remaining sections of the vessel's sponsons will be fitted. The project is on schedule and on budget.

The recent LNG price volatility is seen by many industry watchers and participants as a precursor to a longer term market tightening. Golar’s FLNG solutions can out compete almost all onshore facilities in terms of cost, schedule and carbon footprint. The Company’s strengthened balance sheet following the proposed NFE transactions also provides our potential customers with additional confidence in our ability to finance and deliver their FLNG project.

Golar has now established a "green team" to prepare for the next stage of our industry evolution. In connection with this, Golar and B&V agreed to expand on their long-standing FLNG relationship and enter into a collaboration agreement in the field of floating ammonia production, carbon capture, and green LNG. The initial focus is on reducing the CO2 footprint of our FLNG products and to investigate the potential for floating ammonia production with carbon capture and storage (“Floating Blue Ammonia”).

Hygo Energy Transition Ltd (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream JV):

Golar’s 50% proportionate share of Hygo's Q4 adjusted EBITDA1 amounted to $19.0 million.

Following the aborted September 2020 contemplated IPO, several suitors, including NFE, expressed interest in investing in or purchasing Hygo. On January 13, 2021 Golar and Stonepeak entered into a merger agreement to sell Hygo to NFE. Under the terms of the merger agreement, NFE will acquire all of the outstanding shares of Hygo. The transaction valued Hygo at an enterprise value of $3.1 billion and a common equity value of approximately $2 billion, in line with contemplated IPO pricing expectations. Pursuant to the transaction, Golar will receive 18.6 million Class A NFE shares and $50 million in cash for its interest in Hygo. Completion of the transaction is subject to the receipt of certain approvals, third-party consents and the satisfaction of other customary closing conditions, and is expected to occur within 1H 2021.

NFE and Hygo share a vision of delivering cheaper and cleaner energy to emerging markets. Golar believes that combining Hygo and Golar Partners with NFE will allow NFE to further strengthen its footprint and accelerate the delivery of this vision globally. Price and execution risks associated with closing this transaction are both viewed as attractive compared to those associated with a relaunched IPO, and the transaction delivers on Golar’s commitment to its shareholders to crystalize the value in Hygo. The transaction also delivers industry consolidation by creating a leading, geographically diversified, lower risk, LNG downstream company with improved access to growth capital.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Golar is excited to become a significant NFE shareholder. The risk in the NFE share price is significantly reduced through the solid contracted cashflow the company will have after completion of the transactions. We see significant upside in the company spurred by the joint development pipeline as well as the opportunity to utilize the uncontracted assets they acquire to realize fast track projects.

Golar Partners (a non-consolidated affiliate of Golar LNG):

Golar Partners' Q4 total adjusted EBITDA1 at $77.0 million was in line with Q3. An increase in swap rates during the quarter resulted in a small mark-to-market gain on the Partnership's interest rate swaps. Together with a decrease in interest expense, this contributed to an improved Q4 net income of $20.7 million compared to Q3 net income of $17.4 million.

On January 13, 2021, Golar Partners entered into a merger agreement with NFE and certain of its subsidiaries whereby NFE will acquire all of the Partnership's common units. This transaction is independent of the NFE and Hygo transaction also announced. Upon the merger agreement becoming effective, all of the Partnership's outstanding common units will be cancelled and automatically converted into rights to receive cash in an amount equal to $3.55 per unit. Golar also entered into an agreement with NFE to transfer all the membership interests in Golar GP LLC to NFE ("the GP Transfer Agreement"). Upon the GP Transfer agreement becoming effective, Golar will receive $5.1 million in cash, also equivalent to $3.55 per general partner unit. In connection with the transaction, the Partnership's incentive distribution rights will be cancelled. The Partnership's Series A preferred units will remain outstanding.

Representing a $1.9 billion enterprise value and a $251 million equity value for Golar Partners, the consideration to be received by the Partnership’s common unitholders, including Golar, represents a 27% premium to the closing price of Golar Partners’ common units on January 12, 2021, and a 37.5% premium to the volume weighted average closing price of its common units for the 20-trading day period ended January 12, 2021. Upon consummation of the transaction, Golar will receive a merger cash consideration of $80.8 million in respect of its common unit and general partner holdings. Entry into the merger agreement follows an extensive search for strategic alternatives and is an attractive solution for Golar Partners that creates immediate additional value for its stakeholders, removes significant refinancing and re-contracting risk and represents a further step toward simplifying the group structure.

Closing of the transaction, which received the requisite approval of a majority of the Partnership’s common unit holders on 24 February, is subject to the receipt of certain regulatory approvals, third party consents and other customary closing conditions, and is expected to occur in 1H 2021.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited

'+/- Net financial expense

+ Other non-operating income/expenses

+/- Income taxes

+/- Equity in net (losses)/ earnings of affiliates

+/- Net income attributable to non-controlling interests

+/- Unrealized loss/(gain) on oil derivative instrument

+ Depreciation and amortization

+ Impairment of long-term assets

+ Amount invoiced under sales-type lease (only applicable in calculating Hygo's consolidated adjusted EBITDA)

+/- Share of affiliates' EBITDA (only applicable in calculating Hygo's consolidated adjusted EBITDA)

Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and tax items.
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

 Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity measures
Adjusted net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP measures + VIE Restricted cash + VIE consolidation adjustment + Deferred finance charges + TRS Restricted Cash	In consolidating the lessor VIEs, we also consolidate their cash position. We reflect the lessor VIEs’ cash as “restricted cash” on our Consolidated Balance Sheet as we have no control or ability to access this cash. In calculating our adjusted net debt based on our contractual obligation, we remove the lessor VIEs’ restricted cash.

We have elected an accounting policy to show margin cash posted against our derivative positions separately to the associated mark-to-market ("MTM") liability.

Management believe that these adjustments enable investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2020	2020	2019
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec

Total operating revenues	118,684	95,152	139,048
Less: Liquefaction services revenue	(62,489)	(54,524)	(54,524)
Less: Vessel and other management fees	(5,468)	(5,046)	(5,949)
Time and voyage charter revenues	50,727	35,582	78,575
Less: Voyage and commission expenses	(5,792)	(476)	(2,311)
Net time and voyage charter revenues	44,935	35,106	76,264
Calendar days less scheduled off-hire days	920	899	991
Average daily TCE rate (to the closest $100) (1)	48,800	39,100	77,000

(1) The adjusted average daily TCE and adjusted fleet utilization for the period from October 1 to December 31, 2020, had we included the $2.7 million loss of hire insurance claim from Golar Ice, which is presented within Other operating income in the condensed consolidated statements of income/(loss), would have been $51,800 and 82% respectively.

Reconciliations - Liquidity Measures (Adjusted Net Debt)

(in thousands of $)	December 31, 2020	September 30, 2020	December 31, 2019
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,375,964	2,541,773	2,535,827
Less:
Cash and cash equivalents	(127,691)	(76,696)	(222,123)
Restricted cash and short-term deposits - current and non-current portion	(188,363)	(162,199)	(188,289)
Net debt as calculated by GAAP	2,059,910	2,302,878	2,125,415
Add back:
VIE consolidation adjustment	268,054	255,936	226,088
VIE restricted cash	62,057	61,738	34,947
Deferred finance charges	28,749	29,227	32,924
TRS restricted cash (1)	—	—	55,573
Total Adjusted Net Debt	2,418,770	2,649,779	2,474,947
Less:
Golar Partners' share of the Hilli contractual debt	(389,250)	(397,500)	(422,250)
Keppel's share of the Gimi debt	(90,000)	(67,500)	(39,000)
Golar's share of Adjusted Net Debt	1,939,520	2,184,779	2,013,697

(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap. In February 2020, we purchased 1.5 million of our shares and 107,000 of Golar Partner's units underlying the total return equity swap and cancelled all of the treasury shares that we repurchased in the current and previous periods amounting to 3.5 million shares.

Reconciliations - Liquidity Measures (Contractual debt)

(in thousands of $)	December 31, 2020	September 30, 2020	December 31, 2019
Total debt (current and non-current) net of deferred finance charges	2,375,964	2,541,773	2,535,827
VIE consolidation adjustments	268,054	255,936	226,088
Deferred finance charges	28,749	29,227	32,924
Total Contractual Debt	2,672,767	2,826,936	2,794,839
Less:
Golar Partners' share of the Hilli contractual debt	(389,250)	(397,500)	(422,250)
Keppel's share of the Gimi debt	(90,000)	(67,500)	(39,000)
Golar's share of Contractual Debt	2,193,517	2,361,936	2,333,589

Please see Appendix A for the capital repayment profile of Golar’s contractual debt.

Segment Information

In Q4 2020, we changed the way in which we report and measure our Operating Segments. Details of the changes discussed below will also be included in the “Segment Information” note presented of our 2020 Form 20-F. The main driver of the change is the presentation and contents of financial information provided to our chief operating decision maker (the Board of Directors), required to allocate resources, evaluate and manage both our standalone operating segments and our overall business performance. The key impacts of the changes are:

•	The profitability of our Operating Segments is now measured based on “Adjusted EBITDA”. Previously, our Operating Segment profit measure was “Operating Income”. We believe that Adjusted EBITDA assists management's and our investors' decision making by increasing the comparability of our performance from period to period and against the performance of other companies in our industry;

•	Our “Vessel operations” segment is separated into “Shipping” and “Corporate and other” segments. Our “Shipping” segment is based on the business activities of transportation of LNG carriers while “Corporate and other” segment captures our business of vessel management and administrative services predominantly to our affiliates, Golar Partners and Hygo plus our corporate overhead costs; and

•	Management has therefore determined that the volatility and risks of our Shipping business differ significantly from the Corporate and other segment and that both business operations are distinguishable components of our overall business which is regularly reviewed and monitored by the chief operating decision maker.

Management has therefore concluded that effective Q4 2020, we provide four distinct services and operate in the following four reportable segments: Shipping, FLNG, Power and Corporate and other.

The below is an extract of how our Operating Segments will be presented in our "Segment Information" note in our Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q4 2020
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Consolidated Reporting
Total operating revenues	50,727	62,489	—	5,468	118,684
Vessel operating expenses	(14,629)	(11,677)	—	89	(26,217)
Voyage, charterhire & commission expenses	(5,792)	—	—	—	(5,792)
Administrative expenses	(795)	(871)	—	(6,921)	(8,587)
Project development expenses	(8)	(1,363)	—	(1,416)	(2,787)
Other operating income	2,730	—	—	—	2,730
Adjusted EBITDA	32,233	48,578	—	(2,780)	78,031

Equity in net earnings of affiliates	—	—	177	5,486	5,663

	Q3 2020
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Consolidated Reporting
Total operating revenues	35,582	54,524	—	5,046	95,152
Vessel operating expenses	(14,899)	(13,459)	—	125	(28,233)
Voyage, charterhire & commission expenses	(476)	—	—	—	(476)
Administrative expenses	(436)	(203)	—	(7,350)	(7,989)
Project development expenses	(39)	(31)	—	(1,097)	(1,167)
Adjusted EBITDA	19,732	40,831	—	(3,276)	57,287

Equity in net (losses)/earnings of affiliates	—	—	(7,980)	4,421	(3,559)

	Q4 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Consolidated Reporting
Total operating revenues	78,575	54,524	—	5,949	139,048
Vessel operating expenses	(16,518)	(14,537)	—	228	(30,827)
Voyage, charterhire & commission expenses	(2,311)	—	—	—	(2,311)
Administrative expenses	(685)	(803)	—	(10,346)	(11,834)
Project development expenses	(258)	(3,029)	—	254	(3,033)
Realized gain on oil derivative instrument	—	1,110	—	—	1,110
Other operating income	1,235	—	—	—	1,235
Adjusted EBITDA	60,038	37,265	—	(3,915)	93,388

Equity in net earnings/(losses) of affiliates	—	—	(5,100)	6,931	1,831

	YTD 2020
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Consolidated Reporting
Total operating revenues	191,881	226,061	—	20,695	438,637
Vessel operating expenses	(57,326)	(52,104)	—	504	(108,926)
Voyage, charterhire & commission expenses	(12,634)	—	—	—	(12,634)
Administrative expenses	(2,211)	(1,672)	—	(31,428)	(35,311)
Project development expenses	(112)	(2,793)	—	(5,986)	(8,891)
Realized gain on oil derivative instrument	—	2,539	—	—	2,539
Other operating income	3,262	—	—	—	3,262
Adjusted EBITDA	122,860	172,031	—	(16,215)	278,676

Equity in net earnings/(losses) of affiliates	—	—	(37,828)	(137,369)	(175,197)

	YTD 2019
(in thousands of $)	Shipping	FLNG	Power	Corporate and other	Consolidated Reporting
Total operating revenues	208,766	218,096	—	21,888	448,750
Vessel operating expenses	(66,502)	(55,284)	—	496	(121,290)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(38,053)	(788)	—	—	(38,841)
Administrative expenses	(2,220)	(1,526)	—	(48,425)	(52,171)
Project development expenses	(964)	(3,173)	—	(853)	(4,990)
Realized gain on oil derivative instrument	—	13,089	—	—	13,089
Other operating income	13,295	(2,962)	—	—	10,333
Adjusted EBITDA	114,322	167,452	—	(26,894)	254,880

Equity in net earnings/(losses) of affiliates	—	—	(23,234)	(22,565)	(45,799)

Non-US GAAP Measures Used in Forecasting

Revenue Backlog: Revenue backlog is defined as the minimum contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term and not adjusted for any accruals or deferrals. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements are excluded. For contracts, which do not have a separate Operating Services Agreement management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Earnings backlog where we assumed operating costs of approximately $144kpd.

Illustrative gain on disposals: Illustrative gains on disposals represents the accounting gain on the sale of the Partnership and Hygo to NFE. In calculating the illustrative gain on disposals, management had used NFE share price as of February 24, 2021 less the carrying value of our investment in affiliates as of December for the Partnership and Hygo. This is not intended to reflect the actual accounting profit that will be recognized which will based on the fair value of the consideration at close and the carrying value of our equity investments at that time. The fair value of the consideration received will change based on changes in the NFE share price. The carrying value of our equity investments is subject to change based on the underlying performance of these entities from January 1, 2021 to the date of close.

(in thousands of $)	Partnership	Hygo	Total
Estimated proceeds from NFE	80,833	960,656	1,041,489
Carrying value of investment in affiliates as of December 31, 2020	67,429	200,821	268,250
Estimated illustrative gain on disposals	13,404	759,835	773,239

Definitions:

TFDE: Tri-fuel Diesel Electric

FSRU: Floating Storage Regasification Unit

JKM: Japan Korea Marker

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•	the possibility that the Merger agreements do not close when expected or at all because conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the Mergers are not realized as a result of, among other things, the weakness of the economy and competitive factors in the sectors in which NFE, Golar Partners and/or Hygo do business;
•	potential litigation arising from the merger agreement and/or the Merger;
•	the Merger’s effect on the relationships of NFE, Golar Partners and/or Hygo with their respective customers and suppliers;
•	the challenges presented by the integration of NFE, Golar Partners and/or Hygo;
•	the significant transaction and merger-related integration costs;
•	provided that the failure of the parties to close the Merger on the expected terms could negatively impact our common share price, business, financial condition, results of operations, cash flows or prospects;
•	changes in our ability to obtain additional financing or refinancing of our existing debt, including our 2017 convertible bonds, on acceptable terms or at all;
•	changes in our ability to comply with the covenants contained in the agreements governing our future or existing indebtedness;
•	our inability and that of our counterparty to meet our respective obligations under the Lease Operate Agreement (“LOA”) entered into in connection with the BP Greater Tortue/Ahmeyim Project (“Gimi GTA Project”);
•	our ability to realize the expected benefits from acquisitions and investments we have made and may make in the future;
•	our ability to enter into contracts with third parties to fully utilize the Hilli Episeyo;
•	the length and severity of outbreaks of pandemics, including the ongoing worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operation of our charters, our global operations including impact to our vessel operating costs and our business in general;

•	changes in our relationship with Avenir LNG Limited (“Avenir”) and the sustainability of any distributions they pay to us;
•	the outcome of any pending or future legal proceedings to which we are a party;
•	approval of amendments to agreements with our engineering, procurement and construction contractors and lending banks to adjust the construction and financing schedules relating to the Gimi GTA Project;
•	failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•	changes in LNG carrier, FSRU, floating liquefaction natural gas vessel (“FLNG”), or small-scale LNG market trends, including charter rates, vessel values or technological advancements;
•	our vessel values and any future impairment charges we may incur;
•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•	continuing volatility of commodity prices;
•	a decline or continuing weakness in the global financial markets;
•	fluctuations in currencies and interest rates;
•	our ability to close potential future sales of additional equity interests in our vessels, including the FLNG Gimi on a timely basis or at all;
•	changes in our ability to retrofit vessels as FSRUs or FLNGs, our ability to obtain financing for such conversions on acceptable terms or at all and our ability to obtain the benefits that may accrue to us as the result of such modifications;
•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;
•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•	changes in the supply of or demand for LNG or LNG carried by sea;
•	changes in the supply of or demand for natural gas generally or in particular regions;
•	changes in our relationships with our counterparties, including our major chartering parties;
•	changes in general domestic and international political conditions, particularly in regions where we operate;
•	changes in the availability of vessels to purchase and the time it takes to construct new vessels or convert existing vessels;
•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•	changes to rules and regulations, applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•	our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;
•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance; and
•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission ("Commission"), including our most recent Annual Report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law

February 25, 2021

The Board of Directors

Golar LNG Limited

Hamilton, Bermuda

Investor Questions: + 44 207 063 7900

Iain Ross - CEO

Karl Fredrik Staubo - CFO

Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

	2020	2020	2020	2019
	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Time and voyage charter revenues	50,727	35,582	191,881	185,407
Time charter revenues - collaborative arrangement	—	—	—	23,359
Liquefaction services revenue	62,489	54,524	226,061	218,096
Vessel and other management fees	5,468	5,046	20,695	21,888
Total operating revenues	118,684	95,152	438,637	448,750

Vessel operating expenses	(26,217)	(28,233)	(108,926)	(121,290)
Voyage, charterhire and commission expenses	(5,792)	(476)	(12,634)	(19,908)
Voyage, charterhire and commission expenses - collaborative arrangement	—	—	—	(18,933)
Administrative expenses	(8,587)	(7,989)	(35,311)	(52,171)
Project development expenses	(2,787)	(1,167)	(8,891)	(4,990)
Depreciation and amortization	(26,826)	(26,875)	(107,923)	(113,033)
Impairment of long-term assets	—	—	—	(42,098)
Total operating expenses	(70,209)	(64,740)	(273,685)	(372,423)

Other operating income/(loss)
Realized and unrealized (loss)/gain on oil derivative instrument	(5,700)	220	(42,561)	(26,001)
Other operating income	2,730	—	3,262	10,333
Operating income	45,505	30,632	125,653	60,659

Other non-operating income	5,682	—	5,682	—
Total other non-operating income	5,682	—	5,682	—

Financial income/(expense)
Interest income	140	29	1,572	10,479
Interest expense	(15,217)	(16,093)	(69,354)	(103,124)
Gains/(losses) on derivative instruments	2,120	(4,686)	(52,423)	(38,044)
Other financial items, net	(3,538)	1,997	(1,552)	(5,522)
Net financial expense	(16,495)	(18,753)	(121,757)	(136,211)

Income/(loss) before income taxes, equity in net income/(losses) of affiliates and non-controlling interests	34,692	11,879	9,578	(75,552)
Income taxes	(383)	(216)	(981)	(1,024)
Equity in net earnings/(losses) of affiliates	5,663	(3,559)	(175,197)	(45,799)

Net income/(loss)	39,972	8,104	(166,600)	(122,375)
Net income attributable to non-controlling interests	(30,516)	(29,906)	(105,627)	(89,581)

Net income/(loss) attributable to Golar LNG Limited	9,456	(21,802)	(272,227)	(211,956)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2020	2020	2020	2019
	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Net income/(loss)	39,972	8,104	(166,600)	(122,375)

Other comprehensive (loss)/income:
(Losses)/gains associated with pensions, net of tax	(3,683)	52	(3,527)	(3,058)
Share of affiliates comprehensive income/(loss)	3,763	(1,191)	(18,526)	(3,296)
Other comprehensive income/(loss)	80	(1,139)	(22,053)	(6,354)
Comprehensive income/(loss)	40,052	6,965	(188,653)	(128,729)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited	9,536	(22,941)	(294,280)	(218,310)
Non-controlling interests	30,516	29,906	105,627	89,581
Comprehensive income/(loss)	40,052	6,965	(188,653)	(128,729)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2020	2019
	Dec-31	Dec-31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	127,691	222,123
Restricted cash and short-term deposits (1)	125,543	111,545
Other current assets	39,863	35,978
Amounts due from related parties	2,112	1,743
Total current assets	295,209	371,389
Non-current assets
Restricted cash	62,820	76,744
Investments in affiliates	312,635	508,805
Asset under development	658,247	434,248
Vessels and equipment, net	2,983,073	3,160,549
Other non-current assets	27,911	80,409
Total assets	4,339,895	4,632,144

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,008,027)	(1,241,108)
Amounts due to related parties	(12,006)	(11,790)
Other current liabilities	(183,092)	(191,051)
Total current liabilities	(1,203,125)	(1,443,949)
Non-current liabilities
Long-term debt (1)	(1,367,937)	(1,294,719)
Other long-term liabilities	(137,702)	(142,650)
Total liabilities	(2,708,764)	(2,881,318)

Equity
Stockholders' equity	(1,293,007)	(1,498,261)
Non-controlling interests	(338,124)	(252,565)

Total liabilities and stockholders' equity	(4,339,895)	(4,632,144)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2020	2020	2020	2019
	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited
OPERATING ACTIVITIES
Net income/(loss)	39,972	8,104	(166,600)	(122,375)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	26,826	26,875	107,923	113,033
Impairment of non-current assets	—	—	—	7,347
Impairment of long-lived assets	—	—	—	34,751
Gain on disposal of long lived asset	(5,682)	—	(5,682)	—
Deconsolidation of lessor VIE	(4,809)	—	(4,809)	—
Amortization of deferred charges and debt guarantees	853	(136)	3,890	6,527
Equity in net losses of affiliates	(5,663)	3,559	175,197	45,799
Dividends received	—	(460)	—	7,609
Dry-docking expenditure	(2,222)	(857)	(10,622)	(24,881)
Compensation cost related to employee stock awards	1,170	1,480	5,421	8,882
Net foreign exchange losses	2,608	311	3,221	1,241
Change in fair value of derivative instruments	(4,695)	2,328	46,208	44,395
Change in fair value of oil derivative instrument	5,700	(220)	45,100	39,090
Change in assets and liabilities:
Trade accounts receivable	(11,195)	110	(4,178)	39,448
Inventories	2,890	(752)	(305)	5,778
Other current and non-current assets	891	(7,586)	(15,822)	(5,868)
Amounts due to related companies	12,935	5,339	11,632	2,354
Trade accounts payable	1,290	(276)	3,832	(678)
Accrued expenses	(2,244)	4	3,769	(39,683)
Other current and non-current liabilities	759	2,698	(52,392)	(56,224)
Net cash provided by operating activities	59,384	40,521	145,783	106,545
INVESTING ACTIVITIES
Additions to vessels and equipment	(184)	(167)	(3,880)	(24,389)
Additions to asset under development	(87,137)	(55,931)	(298,304)	(376,276)
Additions to investments in affiliates	(1,914)	(274)	(12,640)	(20,994)
Dividends received	460	920	10,584	29,207
Short-term loan advanced to related parties	(5,000)	—	(45,000)	—
Proceeds from repayment of short-term loan advanced to related parties	5,000	—	45,000	—
Proceeds from disposals to Golar Partners	—	—	—	9,652
Proceeds from subscription of equity interest in Gimi MS Corporation	3,983	7,098	11,081	115,246
Proceeds from disposal of long-lived assets	190,131	—	190,131	3,160
Net cash provided by/(used in) investing activities	105,339	(48,354)	(103,028)	(264,394)
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	190,400	27,932	729,707	524,278
Repayments of short-term and long-term debt	(360,729)	(36,831)	(909,352)	(552,195)
Cash dividends paid	(10,052)	(6,258)	(26,072)	(65,004)
Financing costs paid	(7,014)	(3,311)	(14,577)	(24,464)
Net proceeds from the issuance of equity	99,831	—	99,831	—
Purchase of treasury shares	—	—	(16,650)	(18,615)
Net cash used in financing activities	(87,564)	(18,468)	(137,113)	(136,000)
Net increase/(decrease) in cash, cash equivalents and restricted cash	77,159	(26,301)	(94,358)	(293,849)
Cash, cash equivalents and restricted cash at beginning of period	238,895	265,196	410,412	704,261
Cash, cash equivalents and restricted cash at end of period	316,054	238,895	316,054	410,412

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018 (Audited)	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss)/income	—	—	—	—	—	(211,956)	(211,956)	89,581	(122,375)
Dividends	—	—	—	—	—	(28,810)	(28,810)	(22,939)	(51,749)
Employee stock compensation	—	—	9,371	—	—	—	9,371	—	9,371
Forfeiture of employee stock compensation	—	—	(489)	—	—	—	(489)	—	(489)
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	9,989	—	—	—	9,989	105,257	115,246
Other comprehensive loss	—	—	—	—	(6,354)	—	(6,354)	—	(6,354)
Treasury Shares		(18,615)					(18,615)		(18,615)

Balance at December 31, 2019 (Audited)	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2019 (Audited)	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(272,227)	(272,227)	105,627	(166,600)
Dividends	—	—	—	—	—	—	—	(26,340)	(26,340)
Employee stock compensation	—	—	5,671	—	—	—	5,671	—	5,671
Forfeiture of employee stock compensation	—	—	(250)	—	—	—	(250)	—	(250)
Restricted stock units vested	73	—	(73)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	11,081	11,081
Repurchase and cancellation of treasury shares	(3,500)	39,098	—	—	—	(52,248)	(16,650)	—	(16,650)
Net proceeds from issuance of shares	12,068	—	88,187	—	—	—	100,255	—	100,255
Deconsolidation of lessor VIE	—	—	—	—	—	—	—	(4,809)	(4,809)
Other comprehensive loss	—	—	—	—	(22,053)	—	(22,053)	—	(22,053)

Balance at December 31, 2020 (Unaudited)	109,944	—	1,969,602	200,000	(56,919)	(929,620)	1,293,007	338,124	1,631,131

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at December 31, 2020	GLNG's share of contractual debt as at December 31, 2020		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	383,740		383,740	—		—
Revolving credit facility	100,000		100,000	(100,000)		(100,000)
Golar Arctic	36,472		36,472	(7,294)		(7,294)
Golar Frost	65,648		65,648	(10,942)		(10,942)
Gimi	300,000	70%	210,000	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	146,674		146,674	(7,424)		(7,424)
Golar Kelvin	149,017		149,017	(7,313)		(7,313)
Golar Ice	149,622		149,622	(7,272)		(7,272)
Golar Snow	149,017		149,017	(7,313)		(7,313)
Golar Crystal	92,101		92,101	(5,920)		(5,920)
Golar Tundra	114,091		114,091	(114,091)		(114,091)
Golar Seal	106,500		106,500	(7,600)		(7,600)
Hilli Episeyo	778,500	50%	389,250	(66,000)	50%	(33,000)
Golar Bear	101,386		101,386	(9,286)		(9,286)

Total Contractual Debt	2,672,768		2,193,518	(350,455)		(317,455)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

The table below represents our anticipated contractual capital repayments for the next five years, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2021	2022	2023	2024	2025

Non-VIE debt
2017 convertible bonds	—	(402,500)	—	—	—
Revolving credit facility	(100,000)	—	—	—	—
Golar Arctic	(7,294)	(7,294)	(7,294)	(14,590)	—
Golar Frost	(10,942)	(10,942)	(10,942)	(15,333)	(8,746)
Gimi	—	—	—	(43,750)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(7,424)	(8,032)	(8,030)	(123,188)	—
Golar Kelvin	(7,313)	(7,761)	(8,392)	(7,319)	(118,232)
Golar Ice	(7,272)	(7,717)	(8,346)	(7,269)	(119,018)
Golar Snow	(7,313)	(7,761)	(8,392)	(7,319)	(118,232)
Golar Crystal	(5,920)	(6,219)	(6,520)	(6,837)	(7,160)
Golar Tundra (1)	(114,091)	—	—	—	—
Golar Seal (1)	(7,600)	(98,900)	—	—	—
Hilli Episeyo	(66,000)	(66,000)	(66,000)	(66,000)	(66,000)
Golar Bear	(9,286)	(9,286)	(9,286)	(9,286)	(9,286)

Total Contractual Capital Repayments	(350,455)	(632,412)	(133,202)	(300,891)	(505,007)

(1) The Golar Tundra and Golar Seal facilities put options require us to find replacement charters for the Golar Tundra and the Golar Seal by June 2021 and January 2022, respectively or we could be required to refinance the vessels capital lease obligations.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	December 31, 2020	December 31, 2019

Restricted cash and short-term deposits	62,057	34,947

Current portion of long-term debt and short-term debt	(891,164)	(963,005)
Long-term debt	(625,119)	(617,124)
Total debt, net of deferred finance charges	(1,516,283)	(1,580,129)

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q4 2020 earnings release and the filing of our 2020 annual report on Form 20-F, in the event the consolidated lessor VIEs enter into binding refinancing agreements, the classification of debt between current and non-current and the interest expense may change.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.